                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Stubbington Darrin
   (Last)  (First)  (Middle)

   9913 Turman Cove
   (Street)

   Austin, Texas 78730
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   August 21, 1998

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Executive Vice President and General Manager of Acclaim Studios, a division of Issuer

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).


            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock, par value
$0.02 per share                       30,343            D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Options: Rights to Buy                             (1)       10/27/06       Common Stock                                    15,000
Options: Rights to Buy                             (2)        4/29/07       Common Stock                                    35,000
Options: Rights to Buy                             (3)       12/17/07       Common Stock                                   120,000


                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Options: Rights to Buy                            $3.93750           D
Options: Rights to Buy                            $3.37500           D
Options: Rights to Buy                            $3.96875           D

Explanation of Responses:

(1) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exercisable in one-third installments on each of October 28, 1997, October 28, 1998 and October 28, 1999.
(2) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exerciseable in one-third installments on each of April 30, 1998, April 30, 1999 and April 30, 2000.
(3) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exerciseable in one-third installments on each of December 18, 1998, December 18, 1999 and December 18, 2000.

/s/ Darrin Stubbington                          August 27, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).